UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB
                       AMENDMENT NO. 1
                 AS FILED DECEMBER 23, 1999

          GENERAL FORM FOR REGISTRATION OF SECURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                SENIOR CARE INDUSTRIES, INC.
                   FKA GOLDEN CHEST, INC.
           --------------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada                                       68-0221599
-------                                     -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

3450 E. RUSSELL ROAD, LAS VEGAS, NV  89120
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(949) 376-3125   (949) 376-9117 FAX
-----------------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Senior Care Industries, Inc., a developmental stage company ("Senior Care Industries, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                4

Item 1.  Description of Business                      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                         5
Item 3.  Description of Property                      9
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders          9
Item 5.  Directors, Executives, Officers and
         Significant Employees                       10
Item 6.  Remuneration of Directors and
         Executive Officers                          13
Item 7.  Interest of Management and Others in
         Certain Transactions                        13
Item 8.  Legal Proceedings                           13

Part II                                              13

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                         13
Item 2.  Recent Sales of Unregistered Securities     14
Item 3.  Description of Securities                   14
Item 4.  Indemnification of Directors and Officers   14

Part F/S                                             15

Item 1.  Financial Statements                        15
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure      15

Part III                                             15

Item 1.  Index to Exhibits                           15
Item 2.  Description of Exhibits                     16

Signatures                                           16

Part I

Item 1.  Description of Business

Senior Care Industries, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make Senior Care Industries' financial information equally available to any interested parties or investors. The Company was organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc., for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the Company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The Company was re-incorporated on August 26, 1999 under the laws of the State of Nevada. A copy of the Company's Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries, Inc.'s common stock.

Senior Care Industries is a diversified firm consisting of a real estate division and a manufacturing division. The real estate division invests in, manages, and develops conventional housing, assisted living communities, senior housing, and commercial properties. The manufacturing division acquires furniture manufacturing companies and food manufacturing companies, enabling the firm to service its assisted living facilities with its own food and furnish its facilities through its own manufacturing companies. The company has no Brochures.

The Company employs 12 employees, full time. The company expects to employ 100 employees by December 31, 2001.

The Company's projects and/ or the services its projects may offer fall under the auspices of various state and federal regulatory agencies and various licensing and or zoning requirements and programs, such as the "Medicaid waiver programs" that are specific to assisted living facilities and/or senior housing facilities in the communities they are located in. The company currently owns a project in Monterey Park, California whose zoning approval required a non-profit organization be formed to own a 10% interest at the request of the city of Monterey Park.

Item 2.  Management's Discussion and Analysis or Plan of
         Operation.

The Company is a firm which builds, develops, services, acquires, finances, and manages a diverse portfolio of real estate. The senior officers of the Company are themselves a diverse mix of real estate professionals whose decades of experience enable the company to focus on three distinct real estate markets; (i) senior housing, (ii) conventional housing consisting of town-home, apartments and condominiums; (iii) and commercial retail development, with a particular emphasis on retail development that is ancillary to the Company's housing project.

Because of their expertise and the fact that the principal officers and directors of the Company are bi-coastal, the Company is able to focus on the development of its projects on the East Coast, with an emphasis on the New York-New Jersey Metropolitan area, California, with an emphasis on Southern California, and in Las Vegas and New Mexico, thereby accessing and profiting from the most diverse and fundamentally sound real estate markets in the country.

On April 30, 1999 Senior Care Industries acquired a licensing agreement with CF Kent, a diversified manufacturer of furniture with separate 100,000 square foot plants in Beijing and Shanghai, enabling the company to manufacture high end furniture for its facilities at wholesale prices. CF Kent has a 10 year history of manufacturing furniture for US furniture manufacturers who sell the products to retail stores throughout the United States. The company is seeking to expand its manufacturing capabilities by acquiring a domestic furniture manufacturer. In addition, the Company is seeking a food manufacturing company to acquire in order to service the food needs of its assisted living facilities.


MARKETING PLAN

Senior Care believes its competition both locally, regionally and nationally is American Retirement Communities (ARC), a developer of assisted living facilities nationally.

The "elder care" industry is expanding as a simple matter of demographics takes over the market - the age of the average

American is getting older every year. Senior citizens are acquiring more clout in the market, and are changing key real estate concepts. Senior citizens are looking for properties that can provide them with the lifestyle and assistance that they require. Nursing homes, assisted care facilities, and private residences for senior citizens are very active sectors of the market - flooded with demand and an absence of supply. Because of this, many development firms are acquiring properties and are reconfiguring them to suit the needs of the elderly. While barriers to entry into this industry are starting to appear, firms with a highly aggressive acquisition schedule, like Senior Care Industries Inc., can position themselves to be key players in different geographic locations.

Convalescent hospitals and senior care facilities are overcrowded across the nation, and nowhere is this more true than in Southern California and the East Coast With month-long wait lists for clients to check into these facilities, the demand in this industry far exceeds the supply. As current demographic trends suggest, this demand will only grow; making this segment of the real estate and senior service markets a distinctive, long-term growth industry.

Nationwide Demographics: Senior Housing

Due to the aging of the population, the number of people included in this segment is increasing, and is projected to have strong continued growth. Because of increases in life expectancy, the U.S. Census Bureau statistics cite that the proportion of Americans over the age of 65 has steadily gained during this century. In 1994, 1 in 8 Americans was over 65, by the year 2050, it is projected that 1 in 5 will be over this age. In 1993, 600,000 assisted living units generated a combined total of $12 billion in revenue. Due to the "graying of America," the number of assisted living units is expected to reach 1.3 million by the year 2000, generating in excess of $33 billion in revenue.

California Demographics: Senior Housing, Conventional Housing, and Commercial Development.

Although the Company will continue it's west coast development in Las Vegas, New Mexico, Arizona and California, it is placing particular emphasis on locating opportunities within southern California's "sixty mile circle". The two existing senior projects under contract (Eden Roc and Valley View) and the Evergreen Manor II project owned by the Company, as well as the commercial project in Laguna Beach that is owned by the Company, fall within the "sixty mile circle", which is the area within sixty miles of downtown Los Angeles. This area represents the heart of the southern California market as defined by Bank of America, and is one of the most dynamic economies in the United States. The market contained within the "sixty mile circle" accounts for nearly one half of the state of California's personal income, one half of the states total economy, 45% of the states population, 48% of the states non-farm employment, and two thirds of the states valuation in international trade. According to Bank of America, the "sixty mile circle" is the nations second largest concentrated area of population, employment, business and industry, and exceeds the population of all but three states in the country excluding California. Among the 13 western states, the "sixty mile circle" accounts for 25% of the population and 27% of the personal income. This vast pool of wealth generates gross output that exceeds the GNP of all but 13 nations in the world today and creates a massive market of potential residents for both projects.

THE SIXTY MILE CIRCLE: STATISTICAL DATA
ON THE AREA WITHIN 60 MILES OF DOWNTOWN LOS ANGELES

AS COMPARED TO THE STATE OF CALIFORNIA

Total Personal Income:                    49.9%
Total Population:                         45%
Non-Farm Employment:                      48%
Manufacturing Employment:                 56%
Valuation of International Trade:         66%

AS COMPARED TO THE NATION AS A WHOLE
Concentration of Population               2nd Largest
Concentration of Employment:              2nd Largest
Concentration of Business And Industry:   2nd Largest

AS COMPARED TO THE 13 WESTERN STATES

Total Population:                     Exceeds all but 3 states
Total Population:                     25%
Total Personal Income:                27%
The "sixty mile circle" offers ongoing stable development opportunities for all 3 categories of the Senior Care
Industries Inc., portfolio.

East Coast Demographics: Senior housing, conventional housing, and commercial development.

In terms of a long term perspective, the New York-New Jersey Metropolitan areas has become increasingly an integrated market with more than a 15 million population, over 7 million jobs and over $460 billion of personal income. Retail sales activity of $145 billion per year reflects the extent of the market and makes the New York-New Jersey regional economy the nation's largest and most diverse. It is the center of finance, culture, the arts, media, fashion, telecommunications, bio-medicine, advertising, and corporate headquarters. It is also linked through major pot systems such as Port of Newark, Port of Elizabeth, and New York, to world wide transportation links including airports and therefore is at the cutting edge of the global economy as US exports are encouraged by a lower dollar rate in the global money markets.

The major extension of the international impact upon the metropolitan economy has been the expansion and heightened tourism activity, which has been experienced since 1994. This trend has been impacted positively by the reduction of hotel occupancy tax, a weakened dollar that attracts foreign visitors, as well as major international events such as the World Cup, attracting large numbers to the metropolitan area.

Statistical data developed by the U.S. Department of Commerce indicates that 1998 was the strongest retail year since 1988, with 3% increase in retail, bringing the purchase total to $145.5 billion. This represented a 5.6% increase from 1997. The increase was led by high-priced items and durable goods such as home improvements, automobiles, furniture, etc. Activity in the Manhattan art galleries was also increased during this period. This compared favorably with the 1992 depressed years when purchases fell 6% in each year. The rising barometer of consumer confidence in 1997 and 1998 resulted in 10% increased sales in durable goods.

Given all of these factors, the relative strength of New York-New Jersey Metropolitan area remains encouraging. Trade prospects for the New York-New Jersey Metropolitan area are
promising.   Continuing movement towards the integration of
global manufacturing improving transportation and telecommunications, together with a decline in trade barriers through trade agreements such as GATT and NAFTA and improving economic conditions for many of the region's key trading partners has led to this favorable outlook. Exports of services are expected to rise, contributing to a broadening base for the health of the economy in the years ahead.

HOW THE COMPANIES SERVICES AND PRODUCTS WILL BE DELIVERED

The company delivers its services through the acquisition, construction and ongoing management of senior facilities throughout the United States.

The company owns a 40% interest in a housing project consisting of 107 lots in Delran, New Jersey, currently under construction and under contract for the sale of the finished lots to Trafalgar. The company is under construction on a senior condominium project in Monterey Park, California and is finalizing a construction loan on its project in New Mexico. The company has signed letters of intent on the following projects that upon close, projected to be on March 31, 1999, that will enable the company to deliver additional services on the east coast of the United States as follows:

Gorham House/Clover Manor/Sentry Inn: A 643 unit existing, 122 unit to be built $61,500,000 portfolio of senior centers ranging from assisted living to skilled nursing facilities located in the cities of Auborn, Gorham and York in the state of Maine. (Signed Letter of Intent)

Adult care Centers Portfolio: A $32,000,0000 340 unit portfolio consisting of two comprehensive personal care facilities of 100 beds and 120 beds and a to-be-built 120 unit facility, all located in the state of in New Jersey.

Fallbrook Woods: A 57 unit comprehensive personal care facility located in Portland, Maine.



Item 3.  Description of Property

The Company's corporate headquarters holds a lease occupying 1,200 square feet of a 8,000 square foot office building in Las Vegas, Nevada. The lease term is 3 years beginning September 1, 1999 and expires August 31, 2002. The rent is $1.25 NNN, with a yearly increase of 4%. (NNN means the tenant pays taxes, maintenance and insurance.)

The Company also holds a lease for the branch office, occupying 900 square feet of a 5,800 square foot office building in Laguna Beach, California. The lease term is 3 years beginning September 1, 1999 and expires August 31, 2002. The rent is $1.85 NNN, with a yearly increase of 4%. (NNN means the tenant pays taxes, maintenance and insurance.)

In addition, the Company owns and, or is under construction on projects located in the following communities and states:

1. 47 unit Senior Condominium Project, Monterey Park,
California.

2. 57 unit Senior Apartment Project, Albuquerque, New Mexico.

3. 100 unit residential project, DelRan, New Jersey.<F1>

4. 25,000 square foot strip center located in Las Vegas, Nevada.

5. A 32,000 square foot office in Las Vegas, Nevada.

6. A 30 acre commercial site fully entitled for a 245,450 square foot retail center, located in the DelRan Township, New
Jersey.<F1>



Item 4.  Security Ownership of Management and Others and
         Certain Security Holders.

There are 1,850 shareholders and no shareholder owns more than 5% of the stock.
[FN]
<F1>
The Company owns a 40% interest in these projects.

Item 5.  Directors, Executives, Officers and Significant
         Employees.

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

Tom Reichman                President and Director

Stephen Reeder              Chairman, CEO and Director

Martin Richelli             Vice President and Director

Richard Hart                Vice President

Scott Brake                 Director

The above listed directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

Background and Experience

Tom Reichman:  President and Director

Mr. Reichman brings 40 years of business experience to the Company. A former Marine Captain and the founder and former president and CEO of Scandia Down Corporation, where he oversaw the building of a $100,000,000 per year international company. In addition, Mr. Reichman has served in numerous corporate posts, including his post as special consultant to Fortune 500's General Electric in its Americon Space Satellite Division. Mr. Reichman brings his depth of experience in management, finance, and marketing to the company and will oversee implementation of corporate policies and interface with market makers and shareholder groups.

Mr. Reichman=s employment for the prior 5 year period has been as an independent consultant in Southern California, to both private and public companies.

Stephen Reeder: Chairman, CEO and Director

Mr. Reeder brings 30 years of real estate development, construction, and investment experience to the company. Mr. Reeder has built and developed over 20,000 units throughout the western United States and will run the day to day operations of the company and head its construction division. In addition, Mr. Reeder has developed and constructed over 6,000 acres of master-planned communities, and developed and built on average, over $100,000,000 annually between 1985 and 1991. Mr. Reeder will run the day to day operations of the

Company with a particular focus on the development division, coordinating and directing the Company=s acquisitions of existing and to-be-built properties and the real estate financing for the company.

Mr. Reeder employment for the prior 5 year period has been as an independent consultant and real estate investor, investing for his own portfolio and consulting with clients in their financing of real estate in the Western United States.

Martin Richelli: Vice President, Development Division , and
Director

Mr. Richelli brings 20 years of real estate development, investment, acquisition and finance experience to the company. Mr. Richelli , served with the FDIC and has developed and financed over 3,900 apartment units, 1,000 senior units, and over 3,000 acres of residential and commercial land throughout the state of California.

Mr. Richelli=s employment for the prior 5 year period has been as a real estate broker and consultant with Bryant-Martin
Company, in Huntington Beach, California.


Richard Hart: Vice President, US Construction

Richard Hart has over twenty years of experience in the construction industry, and has been intimately involved with all manners of construction and developmental processes.

Mr. Hart is the former owner and manager of Pacific Communities, a company specializing in the construction and rehabilitation of senior facilities and multi family homes in the Riverside/San Bernardino areas of Greater Los Angeles. Before his involvement with the Company, Mr. Hart served as the construction supervisor and project manager with the following construction and development firms: Van/Hart Performance Builders, La Ban Development, Special Projects, Sunkist Developers, Cal Cor, Regional Real Estate Developers,
and Mike Pleman Developments.   Mr. Hart will oversee the
western United State construction projects for the Company reporting directly to Steve Reeder.

Mr. Hart's employment for the prior 5 year period has been as the owner and manager of Pacific Communities in Riverside, California.

Scott Brake:  Director

Mr. Brake brings 30 years of business experience to the Board of Directors.

Mr. Brake's employment for the prior 5 year period has been as an independent consultant in Los Angeles, California.

Key Management Personnel

John Semmens:  Chief Financial Officer

Mr. Semmens brings 20 years of accounting and corporate finance experience to the company. Mr. Semmens was employed by a "Big 8" accounting firm and has served as CFO of two large manufacturing companies.

Mr. Semmens employment for the prior 5 year period has been as an independent CPA in his own firm, John Semmens, CPA, in Dana
Point, California.

David Tsai: Vice President Development

Mr.Tsai graduated from Chung Yuan Christian College of Taiwan in 1967 and moved to California in 1969. After receiving his Masters Degree of Architecture at the University of California Berkeley in 1970, Mr. Tsai moved to Los Angeles and began his architectural career in the Southland.

Mr. Tsai=s extensive commercial development and architectural experience derived from early years when he was employed by various renowned architectural firms in the Greater Los Angeles area. Mr. Tsai has participated in design work of landmark projects in Los Angeles, including the Downtown Hyatt Regency Hotel, the Broadway Plaza, and one of the tallest buildings in Los Angeles, the famous 60-story First Interstate Bank building.

In 1975, Tsai Development and Construction Corp. was founded. In 1977, due to increasing demand, an independent Development and Construction Division was formed, separated from the Architectural Division. He has since developed millions of square feet of commercial/retail, and thousands of multi-family residential units, senior units and single family homes. Mr. Tsai most recently created an efficient design for senior condominium projects and is under construction on numerous senior projects in the state of California, including Evergreen Manor, which is owned by Senior Care Industries Inc.

Mr. Tsai=s employment for the prior 5 year period has been as the principal of Tsai Development and Construction, in Monterey Park, California.


Kenneth Schultz:  Vice President Acquisitions

Mr. Schultz brings 10 years of experience to the Senior Care
Industries Inc., management team. He has been closely involved with the California real estate market in partnership with Mr. Hart at Pacific Communities, where he structured all of the acquisitions for the company.

In addition, Mr. Schultz has had considerable experience in the money-lending and finance arenas. Mr. Schultz held the position of Senior Loan Officer at Seacoast Equities, where he specialized in multi-family construction lending, and senior housing lending in nine states, including California.

Mr. Schultz=s employment for the prior 5 year period has been as the owner and manager of Pacific Communities in Riverside, California.


Robert Coberly:  Vice President Acquisitions

Mr. Coberly brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company.

Mr. Coberly=s employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus &
Millechap, in Los Angeles, California.

Item 6.  Remuneration of Directors and Executive Officers

The officers and Directors are negotiating contracts.


Item 7.  Interest of Management and Others in Certain
         Transactions.

There are no contracts signed between the Company and principals of the company, and there are no loans made by the Company to any officers or directors.



Item 8.  Legal Proceedings.

The Company is not engaged in any pending or threatened legal proceedings.


                          Part II

Item 1.  Market Price of and Dividends of the Registrant's
Common Equity and Other Stockholder Matters.

As of the date of this Amendment, the Company's stock is selling for 4 1/2. The Company has issued no dividends to date and there are no immediate plans to issue dividend this year or in the very near future.

Item 2.  Recent Sales of Unregistered Securities.

None.

Item 3.  Description of Securities.

The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Company presently has 6,662,154 shares of Common Stock issued and outstanding which are held by approximately 530 roundlot holders of record and 434,500 shares of Preferred Stock issued and outstanding.

Common Stock.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares.

Shares of Preferred Stock may be issued from time to time in one or more Series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such Series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Item 4.  Indemnification of Directors and Officers.


The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The Company is receiving bids for key man insurance, to insure the President, Tom Reichman and the Chairman, Stephen Reeder.


   Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

   a) Senior Care Industries, Inc.

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)

                    FINANCIAL STATEMENTS
                     December 31, 1998
                          and
                      August 31, 1999

                        TABLE OF CONTENTS

                                                           PAGE
INDEPENDENT AUDITORS' REPORT                               F-1

BALANCE SHEET - ASSETS                                     F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY       F-3

STATEMENT OF OPERATIONS                                    F-4

STATEMENT OF STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF CASH FLOWS                                    F-6

NOTES TO FINANCIAL STATEMENTS                              F-7

James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors                        September 10, 1999
Senior Care Industries, Inc. (The Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of Senior Care Industries, Inc. (A Development Stage Company), as of December 31, 1998 and August 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year ended December 31, 1998 and the period January 1, 1999 to August 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Industries, Inc., (A Development Stage Company), as of December 31, 1998 and August 31, 1999, and the results of its operations and cash flows for the year ended December 31, 1998 and the period January 1, 1999 to August 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. as discussed in Note 3 to the financial statements, the Company has had limited operations and has not established a long term source of revenue. The Company has had operating losses in its previous operating periods. this raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)
                      BALANCE SHEET

                          ASSETS


                                December 31      August 31
                                    1998            1999

CURRENT ASSETS
Cash                                  832.00           100.00
Prepaid Expenses                        0.00             0.00
                                -------------    -------------
Total Current Assets                  832.00           100.00

PROPERTY AND EQUIPMENT
Real Estate                             0.00    22,700,000.00
                                -------------    -------------
Total Property and Equipment            0.00    22,700,000.00

OTHER ASSETS
Lease Rights                       80,000.00             0.00
                                -------------    -------------
Total Other Assets                 80,000.00             0.00
                                -------------    -------------
TOTAL ASSETS                       80,832.00    22,700,100.00
                                -------------    -------------
                                -------------    -------------



                 See accompanying notes to financial statements

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)
                      BALANCE SHEET

                   LIABILITIES & EQUITY

                                                 December 31      August 31
                                                    1998            1999

CURRENT LIABILITES
Accounts Payable                                   $59,184.00             0.00
                                                 -------------    -------------
Total Current Liabilities                          $59,184.00             0.00

NON-CURRENT LIABILITIES
Real Estate Loans                                        0.00    12,600,000.00
Notes Payable                                            0.00       700,000.00
                                                 -------------    -------------
Total Other Liabilities                                  0.00    13,300,000.00

                                                 -------------    -------------
Total Liabilities                                   59,184.00    13,300,000.00

   EQUITY
Preferred Stock-convertible, $.001 par value;           34.00           434.00
5,000,000 authorized $.001 par value; 5,000,000
shares authorized, 34,500 issued an outstanding
at 12/31/1998 and 434,500 issued and outstanding 08/31/1999
Issued and outstanding at August 31, 1999, 400,000
preferred shares
Additional Paid in Capital From Preferred Stock     34,466.00     2,034,066.00
Common Stock, $0.001 par value, authorized
20,000,000 shares;
Issued and outstanding at December 31, 1998,
182,032 common shares                                  182.00
Issued and outstanding at August 31, 1999,
1,662,154 common shares                                               1,662.00
Additional Paid in Capital                       1,825,771.00     9,204,085.00
Retained Earnings (Accumulated Deficit)         (1,838,805.00)   (1,840,147.00)
                                                 -------------    -------------
Total Stockholders' Equity                          21,648.00     9,400,100.00
                                                 -------------    -------------
   TOTAL LIABILITIES & OWNER'S EQUITY              $80,832.00   $22,700,100.00
                                                 -------------    -------------
                                                 -------------    -------------



                 See accompanying notes to financial statements
                                     F-3

                          Senior Care Industries, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                                    FOR PERIOD


                                          (Date of         January 1,
                                          Inception)       1999
                                          to August 31     to August 31,    December 31,
                                              1999             1999            1998


    REVENUE
Services                                          0.00             0.00             0.00

   COSTS AND EXPENSES
Selling, General and Administrative       1,840,147.00         1,342.00             0.00
                                          -------------    -------------    -------------
     Total Costs and Expenses             1,840,147.00         1,342.00             0.00
                                          -------------    -------------    -------------
     Net Ordinary Income or (Loss)       (1,840,147.00)       (1,342.00)            0.00
                                          -------------    -------------    -------------
                                          -------------    -------------    -------------

Weighted average number of common
   shares outstanding                          367,047          367,047          182,032

Net Loss Per Share                               (5.01)            0.00             0.00



                 See accompanying notes to financial statements

                          Senior Care Industries, Inc.
                          (A Development Stage Company)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD ENDING
                                 August 31, 1999

                  Preferred                  Additional        Common                  Additional                       Total
                      Stock                     paid-in         Stock                     paid-in   Accumulated Stockholder's
                     Shares        Amount       capital        Shares        Amount       capital       Deficit        Equity
               ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------

Balances as at      34,500           $34        34,466       182,032          $182    $1,825,771   ($1,838,805)      $21,648
December 31,
1997
               ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Balances as at      34,500           $34        34,466       182,032          $182    $1,825,771   ($1,838,805)      $21,648
December 31,
1999

Net Assets transferred to                                                                             ($20,816)     ($20,816)
Paymaster Resources

Common Stock issued for net assets                         1,480,122        $1,480    $7,399,130                  $7,400,610
purchased from East-West
Community Developer, Inc
August 18, 1999

Preferred Stock Issued for
net assets purchased
from East-west
Community Developer,
Inc.
August 18, 1999    400,000           400    $1,999,600                                                            $2,000,000

Net loss for period ended
August 31, 1999                                                                                        ($1,342)      ($1,342)
               ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
Balances as at
August 31, 1999    434,500          $434    $2,034,066     1,662,154        $1,662    $9,204,085    $1,840,147     $9,400,100
               ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------
               ------------  ------------  ------------  ------------  ------------  ------------  ------------  ------------




                 See accompanying notes to financial statements

                          Senior Care Industries, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS


                                                           (Date of         January 1,       January 1,
                                                           Inception)       1999             1998
                                                           to August 31     to August 31,    to December 31,
                                                               1999             1999            1998

CASH FLOWS FROM OPERATING ACTIVITIES
 Net (loss) from operations                               (1,840,147.00)       (1,342.00)            0.00
   Adjustments to reconciled net income
   to net cash provided
 Change in current assets                                          0.00             0.00             0.00
 Change in current liabilities                                     0.00             0.00             0.00
                                                           -------------    -------------    -------------
      Net cash flow provided by operating activities      (1,840,147.00)       (1,342.00)            0.00)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash provided as result of asset purchase agreement              610.00           610.00             0.00
                                                           -------------    -------------    -------------
      Net cash used by investing activities                        0.00             0.00             0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                  1,839,637.00             0.00             0.00
Donated Capital                                                    0.00             0.00             0.00
                                                           -------------    -------------    -------------
      Net cash provided by financing activities            1,839,637.00             0.00             0.00

      Balances as at beginning of period                           0.00           832.00           832.00
      Net increase (decrease) in cash and cash equivalents       100.00          (732.00)            0.00
      Balances as at end of period                               100.00           100.00           832.00


                 See accompanying notes to financial statements

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)

                NOTES TO FINANCIAL STATEMENTS
                     August 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. (the Company) for the purpose of acquiring and developing mineral properties.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest, Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Golden Chest, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Golden Chest, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

On April 2, 1999, the Company transferred its assets and liabilities to Paymaster Resources Incorporated.

On April 2, 1999, the Company Board of Directors authorized a 1 for 100 reverse stock split of the Company's $0.10 par value common stock. On April 3, 1999, the Company's Board of Directors authorized a resolution increasing the authorized common stock to 20,000,000 shares at $0.001 par value and increasing its preferred stock (convertible at 5 shares of common for each share of preferred converted) to 5,000,000 shares at $0.001.

On August 26, 1999, the Company changed the name to Senior Care Industries, Inc. and the corporate situs to Nevada.

On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,480,122 shares or Senior Care Industries, Inc.'s common stock, par value $0.001 and 400,000 shares of its preferred stock, par value $0.001.

For purposes of comparison, all financial statements reflect the effects of the reverse split and the changes in par value and authorized common and preferred stock as necessary.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.
                                     F-7

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)

                NOTES TO FINANCIAL STATEMENTS
                     August 31, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - continued

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

5. The Company has not adopted all AcSec SOP's. Adjustments to the financial statements are immaterial. Accordingly no adjustments have been made to the financial statements.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents (short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flow.

8. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share were not included as the inclusion of options and preferred stock is anti-dilutive.

9. The Company experienced losses since its inception February 26, 1968 (date of inception) to August 31, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. There has not been any deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized.

NOTE 3 - RELATED PARTY TRANSACTION

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)

                NOTES TO FINANCIAL STATEMENTS
                     August 31, 1999


NOTE 4 -  WARRANTS AND OPTIONS

On April 5, 1999, the Company's Board of Directors authorized the Company to grant to an outside party the right to subscribe for and purchase up to 5,000,000 shares of the Company's common stock, $0.001 par value at an exercise price of $0.00083333 per share. This option as evidenced by an option certificate expires on April 5, 2001. At August 31, 1999, this option had not been exercised.

NOTE 5 - NON-CURRENT DEBT

The Company has non-current obligations as summarized in the table below.

                 Summary of Non-Current Debt

                               Total Debt           Due in          Due in           Due in
                                                      1999            2000             2001

Commercial Federal Bank 1st    1,783,315.00      109,345.60      187,449.60      187,449.60
Hampton House Trust 2nd          266,685.00       16,800.00       28,800.00       28,800.00
Gonzo Financial 1st            1,150,000.00            0.00            0.00            0.00
Gonzo Financial 1st              670,000.00            0.00            0.00            0.00
OVB Trust 2nd                    400,000.00            0.00            0.00            0.00
Catalina Mortgage 1st          2,350,000.00            0.00            0.00            0.00
Impac Financial 1st              693,000.00       50,568.00       86,688.00       86,688.00
Bay Area Financial 2nd           312,000.00       23,205.00       39,780.00       39,780.00
United Commercial 1st          4,975,000.00            0.00            0.00            0.00


                              12,600,000.00      199,918.60      342,717.60      342,717.60


In addition, the Company as part of the asset purchase agreement, issued to a non-related third party a $700,000.00 demand note due on March 29, 2002. The note has no pre-payment penalty and has an interest rate of 14%.


NOTE 6 - PREFERRED STOCK

On April 2, 1999, when the reverse split occurred, the Company had issued and outstanding 34,500 of its Series A, preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The preferred shareholders of April 2, 1999 have formally agreed to convert their preferred stock to common, however at August 31, 1999, no shares of preferred stock have been converted.

On August 31, 1999, the Company had 400,000 shares of its preferred stock par value $0.001, issued and outstanding which may be converted at 5 shares of common stock for each share of preferred stock converted. The Company has a total of 434,500 preferred shares issued and outstanding at August 31, 1999.

                 Senior Care Industries, Inc.
                (A DEVELOPMENT STAGE COMPANY)

                NOTES TO FINANCIAL STATEMENTS
                     August 31, 1999


NOTE 7 - CONTINGENCIES

At August 31, 1999, there were 546,890 shares of TAP Resources Ltd. common stock which could be converted into 6,836 shares of the Company's $0.001 par value common stock.

In connection with the transfer of all the assets and liabilities of the Company to Paymaster resources, the Company formally assigned each liability and Paymaster Resources formally accepted each liability. The transfer of these liabilities were formally accepted and recognized by all parties except for Mr. Gamble to whom unpaid attorney's fees were owed. It appears that the Company may be contingently liable to these creditors in the event that Paymaster Resources fails or is unable to honor these obligations.

Item 2.  Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure

None--Not Applicable


Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
- ------       -----

3.1 Articles of Incorporation, as filed with the Nevada Secretary of State on August 26, 1999
3.2          By-laws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Senior Care Industries, Inc.
                                  (Registrant)


Date: December 23, 1999            By: /s/ Tom Reichman
                                       -----------------------
                                        Tom Reichman
                                        President and Director

Item 2.  Description of Exhibits


                              16